Equinox Fund Management, LLC

Robert J. Enck, President and Chief Executive Officer

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

Telephone: (303) 837-0600

April 29, 2009

VIA EDGAR AND FACSIMILE

Kristina Aberg, Esq.

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

Washington D.C. 20549

Re:	The Frontier Fund Registration Statement on Form S-1 File No. 333-155800

Dear Ms. Aberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Frontier Fund respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to 5:30 PM EST on Thursday, April 30, 2009.

The Frontier Fund confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. Please note that in filing this acceleration request, The Frontier Fund and each Series of Units of The Frontier Fund respectfully acknowledge that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve The Frontier Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Frontier Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE FRONTIER FUND

By:	Equinox Fund Management, LLC
Its:	Managing Owner

/s/ Robert J. Enck
By:	Robert J. Enck
Its:	President and Chief Executive Officer

cc:	Ms. Karen J. Garnett

Michael F. Griffin, Esq.

Robert E. Holton, Esq.

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